Exhibit 21.1

Name	State or Other Jurisdiction of Incorporation
Global Gas Holdings LLC	Delaware
Global Hydrogen Energy LLC	Delaware
Dune Merger Sub, Inc.	Delaware
Dune Merger Sub II, LLC	Delaware